EXHIBIT 14.1

                              OSK Capital II Corp.

                                 CODE OF ETHICS


To further the Company's fundamental principles of honesty, loyalty, and fairness, the Company's Board of Directors (the "Board") has established and adopted this Code of Ethics (this "Code"). This Code strives to deter its Senior Financial Officers, including its principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions, from any wrongdoing and to promote professional and ethical conduct. To the best of their knowledge and ability, the Senior Financial Officers shall:

- act with honesty and integrity including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

-     comply with applicable governmental laws, rules and regulations;

- provide full, fair, accurate, timely, and understandable disclosure in reports that the Company files with or submits to the Securities and Exchange Commission and in other public communications;

- promote the prompt internal reporting of violations of this Code of Ethics to the Board;

- respect the confidentiality of information acquired in the course of employment; and

-     be accountable for adherence to this Code of Ethics.

The Code of Ethics is subject to periodic review by the Board in order to meet any changes in the laws the activities of the Company and to support the interests and protection of the investors. The Board shall be authorized to determine the appropriate actions taken in the event of a violation of this Code of Ethics by any Senior Financial Officer.